

November 30, 2012

<u>Via Facsimile</u>
J. Scott Pagan
Chief Corporate Officer and Corporate Secretary
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario, Canada N2V 1C6

      Re: The Descartes Systems Group Inc.
              Form 40-F for the Fiscal Year Ended January 31, 2012
              Filed April 30, 2012
              Form 6-K Submitted on March 13, 2012
              File No. 000-29970

Dear Mr. Pagan:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Patrick Gilmore

                                    Patrick Gilmore
                                    Accounting Branch Chief